EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended October 31,
	2013	2014	2015
Pre-tax earnings (loss) from continuing operations	$(80,191)	$(26,673)	$23,764
Fixed charges:
Interest expense	44,042	47,115	51,179
Portion of rental expense representative of interest factor	7,664	7,550	8,491
Total fixed charges	51,706	54,665	59,670
Pre-tax earnings (loss) from continuing operations plus fixed charges	$(28,485)	$27,992	$83,434

Ratio of earnings (losses) to fixed charges	$—	$—	$1.40
	(1)	(2)

(1) Earnings for the year ended October 31, 2013 were inadequate to cover fixed charges by $80.2 million.

(2) Earnings for the year ended October 31, 2014 were inadequate to cover fixed charges by $26.7 million.